January 19, 2006

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:   Rule 17f-2
      BlackRock Funds
      Registration No. 811-05742, CIK No. 0000844779

Ladies and Gentlemen:

On behalf of our client BLACKROCK FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated September 23, 2005 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 17, 2005.

Yours truly,


/s/ Tim Mundy

Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of BlackRock Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BlackRock Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 17, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 17, 2005, and with respect to agreement of security purchases and sales, for the period from March 31, 2005 (the date of the last examination) through June 17, 2005:

      o Count and inspection of all securities located in the vault of PNC Bank in Pittsburgh, Pennsylvania without prior notice to management;

      o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, (the "Custodian" of the Funds) by The Depository Trust Company, The Federal Reserve Bank of Boston, and The Bank of New York;

      o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

      o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

      o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

      o Agreement of 46 security purchases and 48 security sales or maturities since our last report from the books and records of the Funds' to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 17, 2005 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
September 23, 2005

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of BlackRock Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 17, 2005, and from March 31, 2005 (the date of the last examination) through June 17, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 17, 2005, and from March 31, 2005 (the date of the last examination) through June 17, 2005, with respect to securities reflected in the investment account of the Funds.


/s/ Henry Gabbay
--------------------------------
Henry Gabbay, President


/s/ William McGinley
--------------------------------
William McGinley, Treasurer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                            Date examination completed:

811-05742                                                                         JUNE 17, 2005
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2. State identification Number:
      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: BLACKROCK FUNDS

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4. Address of principal executive officer (number, street, city, state, zip code):

     100 Bellevue Parkway, Wilmington, DE 19809
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